UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

Results of Annual and Special Meeting of Shareholders

On February 12, 2026, Psyence Biomedical Ltd. (the “Company”) held its adjourned annual and special meeting of shareholders (the “Meeting”). As previously disclosed, the Meeting was adjourned from January 22, 2026 due to the absence of a quorum. As of December 23, 2025, the record date for the meeting there were 6,388,604 common shares outstanding. At the Meeting, holders of 1,868,713 common shares, representing approximately 29.3% of the issued and outstanding common shares entitled to vote at the Meeting, were present in person or represented by proxy. Accordingly, a quorum was present in accordance with the Company’s organizational documents and applicable law.

At the Meeting, shareholders of the Company approved each of the proposals presented, including (i) the election of each of the Company’s director nominees, (ii) the appointment of MNP LLP as the Company’s auditors and authorization of the directors to fix their remuneration, and (iii) a special resolution approving the proposed consolidation(s) of the Company’s common shares, each as more fully described in the Company’s management information circular furnished in connection with the Meeting.

Detailed voting results for each proposal are set forth below:

Proposal No. 1 – Election of Directors.

Nominee	For	% For (Votes Cast)	Withheld	% Withheld (Votes Cast)
Jody Aufrichtig	1,670,527	89.39%	198,186	10.61%
Seth Feuerstein	1,671,344	89.44%	197,369	10.56%
Mark Balkin	1,670,253	89.38%	198,460	10.62%
Graham Mark Patrick	1,669,607	89.35%	199,106	10.65%
Warwick Corden-Lloyd	1,663,365	89.01%	205,348	10.99%

Each of the nominees was elected as a director of the Company.

Proposal No. 2 – Appointment of Auditors.

For	% For (Votes Cast)	Withheld	% Withheld (Votes Cast)
1,782,629	95.39%	86,084	4.61%

The appointment of MNP LLP as auditors and authorization for the directors to fix their remuneration was approved.

Proposal No. 3 – Share Consolidation.

For	% For (Votes Cast)	Withheld	% Withheld (Votes Cast)
1,406,877	75.29%	461,836	24.71%

The special resolution approving the proposed consolidations of the Company’s common shares was approved. A copy of the press release announcing the results of the Meeting is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Press Release, dated February 13, 2026.

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 19, 2026

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Chief Executive Officer and Director

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